UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 30, 2005 (June 23, 2005)

NEXTEL COMMUNICATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	0-19656 (Commission File Number)	36-3939651 (IRS Employer Identification No.)

2001 Edmund Halley Drive, Reston, Virginia (Address of principal executive offices)	20191 (Zip Code)

Registrants’ Telephone Number, Including Area Code: (703) 433 - 4000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 8.01 Other Events.

Nextel Partners, Inc. (“Nextel Partners”) recently filed preliminary proxy materials with the SEC regarding a potential exercise of certain “put rights” that may arise upon completion of the currently pending Sprint/Nextel merger. We did not supply or participate in preparing any relevant disclosure or other information included in the Nextel Partners preliminary proxy materials. Nothing in this report will be deemed to constitute or evidence our acceptance of or agreement with any of the legal or contractual conclusions or characterizations in Nextel Partner’s preliminary proxy materials. We disclaim any responsibility for the accuracy or completeness of those materials.

The closing of the merger of Nextel Communications, Inc. with a subsidiary of Sprint Corporation in the Sprint/Nextel merger will entitle Nextel Partners shareholders to trigger a process that would lead to the purchase of all outstanding Nextel Partners common shares that we do not own. Nextel Partners’ certificate of incorporation, or charter, specifies steps for this process and for determining “fair market value,” which would be the price at which we could be required to purchase the Nextel Partners shares.

We also do not know at this time whether Nextel Partners shareholders will choose to exercise this right. But even if they do, there is likely to be a considerable period of time between the notice that the Sprint/Nextel merger has closed and the final determination of the put price.

The put process cannot be initiated until after the merger is completed and then only at the request of the holders of at least 20% of the Nextel Partners shares. We expect to complete the Sprint/Nextel merger in the third quarter of 2005. We cannot predict with certainty when the Nextel Partners shareholders’ meeting to consider whether to exercise the put would take place but in certain circumstances we believe that meeting could be delayed for a significant period. If Nextel Partners shareholders were to vote to exercise the put at that meeting, we do not expect the initial appraisal to be complete until at least four months after the shareholder meeting. After the initial appraisal is complete, each of Nextel and the individual Nextel Partners shareholders will have the right to challenge the initial appraisal, which could result in an additional undeterminable period of time before the put price is finally determined.

The Nextel Partners charter governs the put rights. It lays out a process by which two appraisers are chosen, one by Nextel Partners and one by Nextel. If the valuations of these two appraisers vary by more than 10%, a third appraiser is chosen to establish a valuation. A fair market value per Nextel Partners share would be established based on this third valuation or on an average of the closest of the other valuations, depending on where the valuations fall relative to each other. That fair market value is subject to challenge by Nextel Partners shareholder or Nextel. If challenged by a Nextel Partners shareholder, the fair market value would be subject to a maximum “ceiling” value which Nextel Partners stated in its preliminary proxy materials (but we have not verified) would be in a range of $16.97 to $18.79 per Nextel Partners share. If challenged by Nextel, the fair market value would be subject to a minimum “floor” value which Nextel Partners stated in its preliminary proxy materials (but we have not verified) would be in a range of $6.81 to $7.99 per Nextel Partner share.

The appraisal process, like similar processes, may present complex definitional, procedural and other issues. We believe that the determination of “fair market value” under the Nextel Partners charter is a determination of the intrinsic economic value of Nextel Partners based on its future prospects — the price that would be paid by a willing buyer and willing seller in an arm’s-length transaction. “Fair market value” will include a “control premium” and there will be no “minority discount.” It must also take into account Nextel Partners “unaffected” public market stock prices and its trading activity and history, as well as the valuation context of Nextel Communications. But these are only some of the numerous factors that must be considered under the Nextel Partners charter and many of the factors are susceptible to varying interpretations. The “fair market value” of the Nextel Partners shares that would be a product of the appraisal process cannot be determined at this time and may be lower than current market trading values.

While we do not intend to comment at this time on every aspect of the Nextel Partners preliminary proxy materials with which we might disagree, we note that these materials refer to premiums paid in precedent transactions. We believe that the relevance of these premiums is limited. Any price paid in a precedent transaction — whether above, below or at any stock price trading level — is a function of the acquirer’s ability to earn a fair return on its investment and is specific to any particular transaction.

Exhibit 99.1 includes the full definition of “fair market value” for this purpose and the procedures for determining it. Readers are encouraged to read the exhibit in its entirety.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this press release that are not historical or current facts deal with potential future circumstances and developments, in particular, matters relating to the put rights and valuation process related to Nextel Partners shares and the timing of the proposed merger with Sprint Corporation. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: approval of the proposed merger of Nextel and Sprint Corporation by their respective shareholders and satisfaction of various other conditions to the closing of the merger; whether the notices required to initiate the put process with respect to Nextel Partners shares are delivered, the potential exercise of the put right by a majority of Nextel Partners’ shareholders; the timing and outcome of the processes relating to, and resolution of various interpretive issues relevant to, the put rights and related appraisal process; and the risks that are described from time to time in Nextel’s reports filed with the SEC, including Nextel’s annual report on Form 10-K, as amended, for the year ended December 31, 2004 and quarterly report on Form 10-Q for the quarterly period ended March 31, 2005. This document speaks only as of its date, and Nextel disclaims any duty to update the information herein.

Additional Information and Where to Find It

Sprint Corporation has filed a Registration Statement on Form S-4 with the SEC (Reg. No. 333-123333) containing a definitive joint proxy statement/prospectus regarding the proposed merger of Sprint and Nextel. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The definitive joint proxy statement/prospectus has been mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders may obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Sprint Investor Relations at Sprint Corporation, 6200 Sprint Parkway, Overland Park, Kansas 66251, Mailstop: KSOPHF0102-1B322, 800-259-3755, option 1 or from Nextel Investor Relations at 2001 Edmund Halley Drive, Reston, Virginia 20191, 703-433-4300.

In the event that Nextel Partners’ shareholders exercise the put right and Nextel’s subsidiary, Nextel WIP Corp., elects to pay the put price in shares of listed common stock, a registration statement will be filed with the SEC. SHOULD THAT OCCUR, SHAREHOLDERS OF NEXTEL PARTNERS ARE ENCOURAGED TO READ THAT REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS THAT WOULD BE A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PURCHASE OF NEXTEL PARTNERS’ CLASS A COMMON STOCK PURSUANT TO NEXTEL PARTNERS’ PUT RIGHT. In the event such documents are filed with the SEC, investors and security holders will be able to obtain them when they become available free of charge at the SEC’s web site, www.sec.gov, or from Nextel Investor Relations at Nextel Communications, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191, (703) 433-4300.

Participants In Solicitation

Sprint, Nextel and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning the proposed directors and executive officers of the combined company, Sprint’s and Nextel’s respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the definitive joint proxy statement/prospectus contained in Sprint’s Registration Statement on Form S-4 (Reg. No. 333-123333) filed with the SEC on June 10, 2005 and in each company’s Form 10-K, as amended, for the year ended December 31, 2004.

In connection with the potential exercise of Nextel Partners’ put right, Nextel and its subsidiary, Nextel WIP Corp. and their respective directors and executive officers and other members of their managements and employees may be deemed to be participants in the solicitation of proxies from Nextel Partners’ shareholders. Information concerning Nextel’s directors and executive officers is included in the definitive joint proxy statement/prospectus contained in Sprint’s Registration Statement on Form S-4 (Reg. No. 333-123333) filed with the SEC on June 10, 2005 and in Nextel’s Form 10-K, as amended, for the year ended December 31, 2004. Additional information regarding the interests of participants of Nextel and/or Nextel WIP Corp. in the solicitation of proxies in respect of the put right, if any, will be included in the registration statement and/or proxy statement, if required to be filed with the SEC.

Item 9.01 Financial Statements and Exhibits.

(a)	Financial Statements of Business Acquired.

Not applicable.

(b)	Pro Forma Financial Information.

Not applicable.

(c)	Exhibits.

The following exhibit is filed with this report:

Exhibit No.	Exhibit Description
99.1	Definition of Fair Market Value from Nextel Partners, Inc. Certificate of Incorporation.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEXTEL COMMUNICATIONS, INC.
/s/ Gary D. Begeman
By:	Gary D. Begeman
Vice President and Deputy General Counsel

Date: June 30, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	Definition of Fair Market Value from Nextel Partners, Inc. Certificate of Incorporation.

Definition of Fair Market Value from Nextel Partners, Inc. Certificate of Incorporation

(a)	“FAIR MARKET VALUE” of the Corporation means the price that would be paid for all of the Corporation Capital Stock (excluding the Series B Preferred Stock and any mandatorily redeemable pay-in-kind non-convertible securities) by a willing buyer to a willing seller, in an arm’s-length transaction, as if the Corporation were a publicly traded and non-controlled corporation and the buyer was acquiring all of such Corporation Capital Stock of the Corporation, and assuming that the Corporation was being sold in a manner designed to attract all possible participants to the sales process (including Nextel and its Competitors, subject to the provisions below) and to maximize stockholder value (including, if necessary, through a public or private market sale or other disposition (including tax-free spin-offs, if possible) of businesses prohibited by legal restrictions to be owned by a particular buyer or class of buyer), with both buyer and seller in possession of all material facts concerning the Corporation and its business. In all cases, Fair Market Value for the Corporation will include a control premium and there will be no minority or illiquidity discount. Fair Market Value of the Corporation shall be determined on the assumption that in a competitive acquisition market with Nextel and prospective buyers other than Nextel, the Corporation would be at least as valuable to other prospective buyers as to Nextel. Fair Market Value shall be determined on the assumption that the Corporation is at least as valuable as if it were a part (although separable) of Nextel, with the valuation of the Corporation for purposes of this sentence being derived from a valuation of Nextel consistent with the first sentence of this paragraph but without taking into account a control premium for Nextel (it being understood that a control premium, however, will be applied to the Corporation). Fair Market Value of the Corporation will not include any premium solely due to the fact that a competitor of Nextel might be willing to pay a premium for the Corporation in order to hamper or impede Nextel’s growth or strategy. If the Corporation’s stock is publicly traded, Fair Market Value will take into consideration (i) the trading activity and history of the Corporation’s stock and (ii) the Corporation’s most recent “unaffected” public market stock price. In making the determination of Fair Market Value of the Corporation, the Corporation will be given the benefit of the fact that it uses the Nextel brand name, business and technology pursuant to the Joint Venture Agreement, but there will be no discount or premium included in any valuation of the Corporation relative to its business as conducted or reasonably expected to be conducted due to the facts that (v) the Corporation will not own but Nextel will directly or indirectly lease or otherwise make available to the Corporation certain of its rights, assets and services pursuant to the Joint Venture Agreement and the other Collateral Agreements, or pursuant to any other agreements or arrangements entered into from time to time between Nextel and/or its Subsidiaries, on the one hand, and the Corporation and/or its Subsidiaries, on the other hand, (w) in certain circumstances Nextel will have the right to acquire the Corporation’s FCC licenses, and in such a case, the Corporation will not own, but Nextel and/or its Subsidiaries will directly or indirectly make available to the Corporation, the right to manage the use of the frequencies subject to such licenses, (x) Nextel directly or indirectly has, and may exercise, certain aspects of control over the Corporation’s business and the Corporation, (y) Nextel directly or indirectly provides certain services and other benefits to the Corporation on a cost or subsidized basis and (z) there may be few potential buyers for the Corporation due to any real or perceived control of the Corporation exercised by Nextel or due to the fact that only Nextel has an identical technology platform.

(b)	Within 20 days after notice is given of the exercise of a Put Right or an NWIP Call Right, the Board of Directors (by majority vote with the NWIP Designee abstaining) will select and identify to NWIP a nationally recognized investment banker or appraiser (the “First Appraiser”) and NWIP will select and identify to the stockholders a nationally recognized investment banker or appraiser (the “Second Appraiser”). The date when both appraisers have been identified, is the

“Start Date”. NWIP, the Corporation and the other stockholders will (and NWIP will cause Nextel to) cooperate with any appraisers appointed under this Section and share with each such appraiser all information relevant to a valuation of the Corporation. Within 30 days of the Start Date, the First Appraiser and the Second Appraiser will each determine its preliminary view of the Fair Market Value of the Corporation in accordance with the criteria set forth in Section 5.7(a) , and will consult with each other with respect to their respective preliminary values. On or prior to the 45th day after the Start Date, the First Appraiser and the Second Appraiser will each render to the stockholders its written report on the Fair Market Value of the Corporation.

(c)	If the higher Fair Market Value determined under Section 5.7(b) (the “High Value”) is not more than 110% of the lower Fair Market Value determined under Section 5.7(b) (the “Low Value”), then the Fair Market Value will be the average of the High Value and the Low Value. If the High Value is more than 110% of the Low Value, then, not more than 60 days after the Start Date, the First Appraiser and the Second Appraiser will together designate another nationally recognized investment banker or appraiser (the “Third Appraiser”), who will not be informed of the values determined by the First and Second Appraisers. The Third Appraiser will make a determination of the Fair Market Value of the Corporation in accordance with the criteria set forth in Section 5.7(a) and deliver its written report to the stockholders (the “Third Value”) not more than 30 days after the Third Appraiser is designated. If the Third Value is within the middle one third of the range of values between the High Value and the Low Value (the “Mid-Range”), Fair Market Value will be the Third Value. If the Third Value does not fall within the Mid-Range, the Fair Market Value will be the average of (x) the Third Value and (y) either (i) the High Value or (ii) the Low Value, whichever is closest to the Third Value, provided that the Fair Market Value shall not be less than the Low Value nor greater than the High Value.

(d)	The determination of Fair Market Value under Section 5.7(c) will be final and binding on all Class A Stockholders unless a challenge (a “Notice of Challenge”) by any Class A Stockholder is filed with NWIP pursuant to this Section 5.7(d) within 20 days of the receipt by the Class A Stockholders of the final determination under Section 5.7(c). As soon as practicable after the end of the 20-day period for giving a Notice of Challenge, NWIP will notify the Corporation and all challengers of the names and addresses of all challengers. Not more than 10 days after receiving such notice, the challengers will, in a writing executed by all of them, notify the Corporation and NWIP of the challenger that has been selected as their representative and who has been given irrevocable authority to represent the challengers for all proceedings under this Section 5.8(d) (the “Challenger’s Representative”). If the Corporation and NWIP do not receive the executed writing from the challengers in the 10-day period, the Corporation will select a challenger by lot to act as the Challenger’s Representative, and will notify NWIP and all the challengers of the party selected. If the Challenger’s Representative is selected by lot, each challenger will have 5 days to notify the Corporation and NWIP that it elects to irrevocably abandon the challenge, and to accept its share of the Fair Market Value as determined under Section 5.8(c). Any challenger that does not abandon the challenge as described in the preceding sentence, will be deemed to have irrevocably designated the Challenger’s Representative selected by lot as its agent for purposes of proceedings under this Section 5.8(d). No challenger can participate in the challenge proceeding except through the Challenger’s Representative. Any Class A Stockholder that does not give notice and join the challengers will be paid its appropriate share of Fair Market Value (as determined under Section 5.8(c)) , but will be forever barred from asserting any objection to Fair Market Value as so determined. The procedures provided for in this Section 5.7(d), including the Challenge Floor Price and Challenge Ceiling Price, each as hereinafter defined, shall not be considered by any appraiser in determining Fair Market Value.

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(e)	The determination of Fair Market Value under Section 5.7(c) will be final and binding on NWIP unless NWIP believes that the Fair Market Value determined under Section 5.7(c) does not reflect the true Fair Market Value or was improperly determined and gives notice to each Class A Stockholder and to the Corporation within 20 days of receiving the final determination under Section 5.7(c) that it is initiating a proceeding under this Section 5.7(e). Not more than 10 days after receiving a notice under the preceding sentence, the Class A Stockholders will designate, by majority vote, a representative and notify NWIP and the Corporation in writing of the identity of such representative (or, if such designation by majority vote does not occur for any reason, then the Corporation will select a representative by lot and shall notify NWIP and the other Class A Stockholders in writing of such selection), who will be irrevocably authorized to be the “Challenger’s Representative” to act as the agent of all Class A Stockholders in the defense of the challenge by NWIP. No Class A Stockholder will have the right to participate in the defense except through the Challenger’s Representative.

(f)	The party or parties bringing the challenge will be required to demonstrate to a tribunal composed of three persons with expertise in valuing companies similar to the Corporation, one selected by each of NWIP and the Board of Directors and the third member of the tribunal selected by the first two members, that the Fair Market Value determined under Section 5.7(c) (or the underlying values determined by the Appraisers on which it was based) was grossly incorrect or fraudulently obtained; and what the correct Fair Market Value should be. The tribunal determining the challenge is to determine Fair Market Value and no party will seek to have that determination referred to an investment banker or appraiser (although they may testify or offer evidence to the tribunal).

(g)	If there is a challenge by NWIP pursuant to Section 5.7(e), regardless of the outcome of the proceeding, the amount to be paid to the Class A Stockholders may be higher than their proportionate share of the amount that they would have received if the Fair Market Value were equal to the Challenge Ceiling Price but will not be less than their proportionate share of the amount that they would have received if the Fair Market Value were equal to the Challenge Floor Price. If there is a challenge by the Board of Directors pursuant to Section 5.7(d), regardless of the outcome of the proceeding, the amount to be paid to the Class A Stockholders may be less than their proportionate share of the amount that they would have received if the Fair Market Value were equal to the Challenge Floor Price but will not be more than their proportionate share of the amount that they would have received if the Fair Market Value were equal to the Challenge Ceiling Price.

(h)	The following terms have the following meanings:

“CHALLENGE CEILING PRICE” means an amount equal to the sum of those amounts that for each tranche of capital actually invested in the Corporation (whether contributed in cash or in kind and, if in kind, valued as set forth in Section 5.7(i)), would return to investors in each tranche (regardless of whether there are any investors from that tranche who continue as equity holders, and without regard to any purchase or sale transactions or the price of such transfers among equity holders) an amount that would represent a 30% internal rate of return on the amount of capital invested in connection with such tranche, compounded annually from the date that such capital relating to such tranche was contributed to the date of the determination.

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“CHALLENGE FLOOR PRICE” means an amount equal to the sum of those amounts that for each tranche of capital actually invested in the Corporation (whether contributed in cash or in kind and, if in kind, valued as set forth in the Section 5.7(i)), would return to investors in each tranche (regardless whether there are any investors from that tranche who continue as equity holders, and without regard to any purchase or sale transactions or the price of such transfers among equity holders) an amount that would represent a 10% internal rate of return on the amount of capital invested in connection with such tranche, compounded annually from the date that such capital relating to such tranche was contributed to the date of the determination.

“INVESTMENT FORMULA PRICE” means in respect of each tranche of capital actually invested in the Corporation (whether contributed in cash or in kind, but excluding the Series B Preferred Stock), an amount that would represent a 20% internal rate of return on the amount of capital invested in connection with such tranche (regardless of whether there are any investors from such tranche who continue as equity holders, and without regard to any purchase or sale transactions or the price of such transfers among equity holders), compounded annually from the date that such capital relating to such tranche was contributed to the date of the purchase.

(i)	For purposes of calculating the Investment Formula Price, Challenge Ceiling Price and Challenge Floor Price, except for frequencies which will be valued as provided in Exhibit 4.1 to the Joint Venture Agreement, the Board of Directors shall place a cash equivalent value on each non-cash capital investment made in the Corporation at the time such investment is made, and such cash equivalent value shall be used in all calculations of Investment Formula Price, Challenge Ceiling Price, and Challenge Floor Price.

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